UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accuride Corporation

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

004398103

(CUSIP number)

May 24, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G

CUSIP No. 004398103
1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	5)	Sole voting power 14,017,174*
	6)	Shared voting power -0-
	7)	Sole dispositive power 14,017,174*
	8)	Shared dispositive power -0-
9)	Aggregate amount beneficially owned by each reporting person 14,017,174*
10)

Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)  ☒

    (Excludes certain shares issuable upon conversion of the Notes referenced in Item 2(a), each of which is subject to a 9.999% conversion cap.)*

11)	Percent of class represented by amount in Row (9) Approximately 10.0%*†
12)	Type of reporting person (see instructions) IA

*	Due to the restriction in the Agreement (as defined in Item 4 of this Schedule), YGA’s percentage of beneficial ownership has not changed from the percentage of beneficial ownership reported on the Schedule 13G filed on March 11, 2010. This Schedule is being filed for informational purposes only. See Item 4 of this Schedule.
†	Pursuant to the Instructions for Cover Page to Schedule 13G, the percentage of outstanding shares beneficially owned by YGA reported in this Schedule 13G has been rounded from 9.999% to the nearest tenth. Consequently, due to such rounding, the reported percentage exceeds 9.999% although the percentage of outstanding shares beneficially owned by YGA does not exceed 9.999%.

Page 2 of 5 Pages

Item 1	(a).	Name of Issuer:

Accuride Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

7140 Office Circle Evansville, IN 47715

Item 2	(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC (“YGA”) with respect to:

(i) 7,546,969 shares of Common Stock convertible from $5,660,227 in principal amount of the issuer’s 7.5% Senior Convertible Notes due 2020 (the “Notes”) directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC; and

(ii) 13,739,905 shares of Common Stock convertible from $10,304,929 in principal amount of the Notes directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC.

YGA, the sole managing member of the general partner of each of York Credit Opportunities and York Credit Opportunities Master, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds. See Item 4 of this Schedule.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of YGA is:

c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, New York 10153

Item 2	(c).	Citizenship:

The place of organization of YGA is New York.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

004398103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

14,017,174

(b) Percent of class:

10.0%†

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

14,017,174

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

14,017,174

(iv) Shared power to dispose or to direct the disposition of

-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and after giving effect to the Agreement (as defined below) with regard to $15,965,156 in aggregate principal amount of the Notes beneficially owned by YGA. The percentage of ownership described above is based on an aggregate of 140,312,056 shares of Common Stock, which consist of (i) 126,294,882 shares of Common Stock outstanding as of May 14, 2010 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010 and (ii) the number of shares of Common Stock issuable to YGA if YGA were to convert all of its Notes into shares of Common Stock, subject to the restriction under the Agreement (as defined below).

York Credit Opportunities and York Credit Opportunities Master (the “York Group”) are parties to an agreement (the “Agreement”) pursuant to which the York Group may not convert the Notes into, or otherwise acquire, Common Stock if after such conversion or acquisition, the York Group and any other persons whose beneficial ownership of Common Stock would be aggregated with the holdings of the York Group for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 9.999% of the outstanding Common Stock. The term of the Agreement is three years, but it may be earlier terminated by delivery of 90 days’ prior written notice to the issuer. If the Agreement were not in effect, YGA would beneficially own 21,286,874 shares of Common Stock convertible from $15,965,156 in principal amount of the Notes, which would collectively comprise 14.4% of the outstanding Common Stock. This percentage of ownership is based on an aggregate of 147,581,756 shares of Common Stock, which consists of (i) 126,294,882 shares of Common Stock outstanding as of May 14, 2010 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010 and (ii) the number of shares of Common Stock issuable to YGA if YGA were to convert all of its Notes into shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by YGA is held by York Credit Opportunities or York Credit Opportunities Master, as the case may be, all of which are subject to YGA’s investment discretion. YGA disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

†	Pursuant to the Instructions for Cover Page to Schedule 13G, the percentage of outstanding shares beneficially owned by YGA reported in this Schedule 13G has been rounded from 9.999% to the nearest tenth. Consequently, due to such rounding, the reported percentage exceeds 9.999% although the percentage of outstanding shares beneficially owned by YGA does not exceed 9.999%.

Page 4 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 5 of 5 Pages